UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.   20549

FORM 12b-25

Notification of Late Filing

SEC file number: 000-52055
CUSIP number: 756631 107

Check one:    [ X ]  Form 10-K    [     ]  Form 20-F     [     ]  Form 11-K     [     ]  Form 10-Q   [     ]  Form 10-D      [     ] Form N-SAR      [     ]  Form N-CSR

For Period Ended:                                          January 31, 2008

[    ]                                Transition Report on Form 10-K
[    ]                                Transition Report on Form 20-F
[    ]                                Transition Report on Form 11-K
[    ]                                Transition Report on Form 10-Q
[    ]                                Transition Report on Form N-SAR

For Transition Period Ended:

NOTHING IN THIS FORM WILL BE CONSTRUED TO IMPLY THAT THE COMMISSION
HAS VERIFIED ANY INFORMATION CONTAINED IN THIS STATEMENT.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I – Registrant Information

RED LAKE EXPLORATION, INC.
Full name of Registrant

Former Name if Applicable

195 Park Avenue
Address of Principal Executive Office (Street and Number)

Thunder Bay, Ontario, P7B 1B9, Canada
City, State, Zip Code

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Part II – Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate):

[ ]	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ X ]	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q; or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and;

[ ]	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached, if applicable.

Part III – Narrative

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The registrant requests an extension until May 15, 2008, for the filing of its annual report on Form 10-KSB for the fiscal year ended January 31, 2008.  As a result of a recent change in management and the recent appointment of a new auditor, the registrant needs additional time to complete the Form 10-KSB for filing.  The Form 10-KSB and the financial statements have been completed and delivered to the registrant’s new and former auditors for their review.  However, the former auditors require additional time for their review as they are also busy with Canadian tax filings, which are due on April 30, 2008.  The registrant plans to file the Form 10-KSB on or before May 15, 2008.

Part IV – Other Information

(1)	Name and telephone number of person to contact in regard to this notification:

     Caitlin Jeffs                                               807                               345-5380
(Name)                                           (Area Code)           (Telephone Number)

(2)
Have all periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s)

 [ X  ]  Yes          [     ]  No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

 [   ]  Yes          [ X ]  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

RED LAKE EXPLORATION, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned, who is duly authorized.

RED LAKE EXPLORATION, INC.

By: /s/ Caitlin Jeffs
Dated:  May 1, 2008
  Caitlin Jeffs – CEO & President

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